Mail Stop 3233
                                                            August 22, 2018


Via E-mail
Benjamin S. Miller
Chief Executive Officer, Interim Chief Financial Officer and Treasurer, Fundrise Advisors, LLC
Fundrise National For-Sale Housing eFund, LLC
1601 Connecticut Ave. NW
Suite 300
Washington, DC 20009

       Re:    Fundrise National For-Sale Housing eFund, LLC
              Offering Statement on Form 1-A
              Post-qualification Amendment No. 1
              Filed August 8, 2018
              File No. 024-10727

Dear Mr. Miller:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Plan of Operation  Asset Performance Projections, page 112

1. We note your disclosure starting on page 112 relating to your asset performance projections, stating that such projections are based in part on "the actual performance of each asset, as of May 1, 2018." We further note that you have owned each of these properties for less than one year. Please revise to disclose and explain the actual performance included in your analysis.

Dispositions of Assets, page 113

2. We note your disclosure starting on page 113 regarding the disposition of the K68
       Controlled Subsidiary. The numbers included in the table, including the Approximate
 Benjamin S. Miller
Fundrise National For-Sale Housing eFund, LLC
August 22, 2018
Page 2

       Acquisition Cost and Sale Price, appear inconsistent with the narrative disclosure below the table and the disclosure on page 107. Please revise for consistency. Additionally, please disclose in the table or by footnote to the table the cost of renovations to this property.

3. We note your disclosure in footnote 2 to the table on page 113, stating "[o]n an annualized basis, approximate ROI is equal to approximately 47.8%." Please revise to clarify how this annualized figure is calculated.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202)
551-3391 with any questions.


                                                             Sincerely,

                                                             /s/ Erin E. Martin

                                                             Erin E. Martin
                                                             Legal Branch Chief
                                                             Office of Real
Estate and
                                                             Commodities
cc:    Mark Schonberger
       Goodwin Procter LLP